UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 29, 2023

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

18575 Jamboree Road, Suite 830

Irvine, CA 92612

(Full mailing address of principal executive offices)

(303) 376-9778

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 9.0% Bonds

Item 4. Changes in Issuer’s Certifying Accountant

Engagement of New Independent Accountant; Dismissal of Previous Independent Accountant

On December 4, 2023, the Managers of Phoenix Capital Group Holdings, LLC (the “Company”) determined that Ramirez Jimenez International CPAs (“RJI”) would serve as the Company’s principal accountant to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2023.

During the years ended December 31, 2022 and 2021, and the subsequent interim period through December 4, 2023, neither the Company nor anyone acting on its behalf consulted with RJI regarding (1) either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that RJI concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

In connection with the Company’s transition to RJI as the Company’s principal accountant, Cherry Bekaert LLP (“Cherry Bekaert”) was dismissed as the Company’s accountant. Cherry Bekaert’s audit reports on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principles.

During the years ended December 31, 2022 and 2021, and the subsequent interim period through December 4, 2023, there were (1) no disagreements between the Company and Cherry Bekaert on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Cherry Bekaert, would have caused Cherry Bekaert to make reference to the matter in their report, or (2) no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Cherry Bekaert with a copy of this Current Report on Form 1-U and requested that Cherry Bekaert provide the Company with a letter addressed to the Securities and Exchange Commission stating whether Cherry Bekaert agrees with the statements made by the Company contained herein and, if not, stating the respects in which it does not agree. A copy of Cherry Bekaert’s letter, dated December 5, 2023, is filed as Exhibit 99.1 to this Current Report on Form 1-U.

Item 9. Other Events.

Appointment of Chief Executive Officer and Manager

On November 29, 2023, Lindsey Wilson, Manager of the Company, with the approval of Lion of Judah Capital, LLC (“Lion of Judah”), a member of the Company, appointed Adam Ferrari as the Chief Executive Officer of the Company. On the same date, Lion of Judah appointed Mr. Ferrari as a Manager of the Company. Mr. Ferrari and Mrs. Wilson will serve as Managers of the Company. Mr. Ferrari previously provided outside consulting services to the Company and served as the Company’s Vice President of Engineering from April 2023 to November 2023. Prior to working with the Company, Mr. Ferrari served as the Chief Executive Officer of The Petram Group, LLC (f/k/a Wolfhawk Energy Holdings, LLC d/b/a Ferrari Energy), a mineral and leasehold acquisition company, from December 2016 to March 2019. Prior to his role at The Petram Group, LLC, Mr. Ferrari held various positions within the oil and gas industry and supported exploration and development programs in the gulf coast region and Bakken shale formation in North Dakota. Mr. Ferrari graduated from the University of Illinois at Urbana-Champagne Magna Cum Laude with a Bachelor’s of Science Degree in Chemical Engineering.

The Company entered into an employment agreement (the “Employment Agreement”) with Mr. Ferrari, which is filed as Exhibit 99.2 to this Current Report on Form 1-U. Pursuant to the Employment Agreement, Mr. Ferrari will receive a salary of $29,166.66 per month.

There is no arrangement or understanding between Mr. Ferrari and any other person pursuant to which he was selected as Chief Executive Officer of the Company. Mr. Ferrari is the spouse of Brynn Ferrari, the Company’s Chief Marketing Officer, and the son of Daniel Ferrari and Charlene Ferrari, the voting members and managers of Lion of Judah. Mr. Ferrari holds an economic interest only in Lion of Judah, but has no voting or dispositive power with respect to Lion of Judah or the interests in the Company held by Lion of Judah.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager

Date:	December 5, 2023

Exhibit Index Exhibit No.	Description

99.1	Letter from Cherry Bekaert LLP

99.2	Employment Agreement of Adam Ferrari, Chief Executive Officer and Manager